Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 7, 2017

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

AD Office 2 – Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Industrea Acquisition Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted May 3, 2017
CIK No. 0001703956

Dear Ms. Ransom:

On behalf of our client, Industrea Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 1, 2017, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 3, 2017 (the “Draft Registration Statement”).

The Company has confidentially submitted via EDGAR Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Draft Amendment No. 1 marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Draft Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Draft Amendment No. 1.

June 7, 2017 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

2.	Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders’ warrants, including that the decision to require a cashless exercise is solely within the company’s discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

Response: The Company has added a risk factor on page 46 explaining the risks to investors of the cashless exercise of the public stockholders’ warrants.

If third parties bring claims against us …, page 41

3.	Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

Response: The Company has revised the disclosure on pages 41 and 99 to identify those third parties the Company knows have not or will not provide a waiver.

Proposed Business

Industry Opportunity, page 85

4.	Please provide us with the source material supporting the figures quoted in this section.

Response: The Company has supplementally provided the Staff with copies of the source material supporting the figures quoted under such section.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Draft Amendment No. 1.

June 7, 2017 Page 3

Sincerely,

/s/ Joel L. Rubinstein